Exhibit 99.4

Bezeq - The Israel
Telecommunication Corporation Ltd.

Condensed Separate Interim
Financial Information as at June
30, 2014

(Unaudited)

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as at June 30, 2014 (unaudited)

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone Fax Internet	972 2 531 2000 972 2 531 2044 www.kpmg.co.il

To:
The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject: Special auditors’ report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of June 30, 2014 and for the six and three month periods then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of an investee company the investment in which amounted to NIS 581 million as of June 30, 2014, and the profit from this investee company amounted to NIS 422 million and NIS 428 million for the six and three month periods then ended, respectively. The financial statements of that company were reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 4.

Somekh Chaikin
Certified Public Accountants (Isr.)

August 6, 2014

Condensed Separate Interim Financial Information as at June 30, 2014 (unaudited)

Condensed interim information of Financial Position

	June 30, 2014	June 30, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Assets
Cash and cash equivalents	207	206	237
Investments, including derivatives	1,659	1,414	1,129
Trade receivables	727	757	738
Other receivables	216	191	166
Inventories	6	20	7
Loans provided to investees	262	385	498
Assets classified as held for sale	24	97	66
Total current assets	3,101	3,070	2,841

Investments	69	70	67
Trade and other receivables	36	103	61
Property, plant and equipment	4,563	4,356	4,426
Intangible assets	314	344	334
Investment in investees	6,328	6,053	5,890
Loans provided to investees	311	815	555
Deferred tax assets	40	55	50
Total non-current assets	11,661	11,796	11,383

Total assets	14,762	14,866	14,224

Condensed Separate Interim Financial Information as at June 30, 2014 (unaudited)

Condensed interim information of Financial Position (contd.)

	June 30, 2014	June 30, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Liabilities
Debentures, loans and borrowings	1,555	1,068	1,127
Loan from an investee	434	-	-
Trade payables	127	105	129
Other payables, including derivatives	465	399	484
Current tax liabilities	574	597	522
Provisions (Note 4)	107	107	109
Employee benefits	340	234	222
Dividend payable	-	490	-
Total current liabilities	3,602	3,000	2,593

Debentures and loans	7,975	9,003	8,926
Employee benefits	195	216	201
Other liabilities, including derivatives	106	76	81
Total non-current liabilities	8,276	9,295	9,208

Total liabilities	11,878	12,295	11,801

Equity
Share capital	3,848	3,838	3,842
Share premium	198	102	143
Reserves	500	612	565
Deficit	(1,662)	(1,981)	(2,127)
Total equity attributable to equity holders of the Company	2,884	2,571	2,423

Total liabilities and equity	14,762	14,866	14,224

Shaul Elovitch	Stella Handler	David (Dudu) Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: August 6, 2014

The attached notes are an integral part of these condensed separate interim financial information.

Condensed Separate Interim Financial Information as at June 30, 2014 (unaudited)

Condensed interim information of Statement of Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 2)	2,150	2,250	1,073	1,121	4,478

Cost of Activities
Depreciation and amortization	340	335	172	168	683
Salaries	451	512	228	242	980
Operating and general expenses (Note 3)	378	448	188	218	895
Other operating expenses (income), net	6	(90)	14	(17)	(78)
Cost of Activities	1,175	1,205	602	611	2,480

Operating profit	975	1,045	471	510	1,998
Financing expenses (income)
Financing expenses	230	264	124	135	534
Financing income	(127)	(159)	(77)	(82)	(317)
Financing expenses, net	103	105	47	53	217

Profit after financing expenses, net	872	940	424	457	1,781
Share in earnings of investees, net	621	271	496	122	400
Profit before income tax	1,493	1,211	920	579	2,181
Income tax	226	241	110	106	410
Profit for the period attributable to equity holders of the Company	1,267	970	810	473	1,771

The attached notes are an integral part of these condensed separate interim financial information.

Condensed Separate Interim Financial Information as at June 30, 2014 (unaudited)

Condensed Interim Statement of Comprehensive Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	1,267	970	810	473	1,771
Items of other comprehensive income
Actuarial gains (losses) net of tax	-	-	-	-	17
Other items of other comprehensive income (loss) for the period, net of tax	(9)	(10)	(22)	(17)	(11)
Other comprehensive income (loss), net of tax	(9)	(10)	(22)	(17)	6

Total comprehensive income for the period attributable to equity holders of the Company	1,258	960	788	456	1,777

The attached notes are an integral part of these condensed separate interim financial information.

Condensed Separate Interim Financial Information as at June 30, 2014 (unaudited)

Condensed interim information of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	1,267	970	810	473	1,771
Adjustments:
Depreciation and amortization	340	335	172	168	683
Share in the profits of equity-accounted investees, net	(621)	(271)	(496)	(122)	(400)
Financing expenses, net	105	136	44	48	267
Capital gain, net	(120)	(112)	(103)	(65)	(161)
Share-based payment transactions	(1)	16	-	8	29
Income tax expenses	226	241	110	106	410
Sundries	-	(10)	-	(6)	(7)

Change in inventory	1	(7)	-	5	6
Change in trade and other receivables	47	(34)	53	(1)	25
Change in trade and other payables	(15)	(46)	(72)	(97)	40
Change in provisions	(3)	(33)	1	(3)	(29)
Change in employee benefits	113	15	107	40	3
Net cash (used in) from operating activities due to transactions with investees	(6)	(13)	(2)	12	(35)

Net income tax paid	(172)	(70)	(79)	(10)	(328)
Net cash flows from operating activities	1,161	1,117	545	556	2,274

The attached notes are an integral part of these condensed separate interim financial information.

Condensed Separate Interim Financial Information as at June 30, 2014 (unaudited)

Condensed Interim Statements of Cash Flows (cont.)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2014	2013	2014	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows from investing activities
Investment in intangible assets	(39)	(41)	(20)	(20)	(86)
Proceeds from the sale of property, plant and equipment	70	166	42	124	304
Acquisition of financial assets held for trading and others	(620)	(1,091)	(410)	(659)	(1,486)
Proceeds from the sale of financial assets held for trading and others	94	759	94	759	1,441
Purchase of property, plant and equipment	(378)	(328)	(187)	(166)	(703)
Sundries	2	13	3	12	23
Net cash from investment activities due to transactions with investees	589	509	345	447	1,080
Net cash (used in) provided by investment activities	(282)	(13)	(133)	497	573

Cash flow from finance activities
Issue of debentures and receipt of loans	-	869	-	869	1,360
Repayment of debentures and loans	(323)	(394)	(323)	(319)	(928)
Dividend paid	(802)	(1,361)	(802)	(1,361)	(2,830)
Interest paid	(213)	(228)	(191)	(201)	(433)
Sundries	(5)	(5)	(7)	(5)	-
Loan received from an investee	434	-	434	-	-
Net cash used for financing activities	(909)	(1,119)	(889)	(1,017)	(2,831)

Increase (decrease) in cash and cash equivalents	(30)	(15)	(477)	36	16
Cash and cash equivalents at beginning of period	237	221	684	170	221
Cash and cash equivalents at the end of the period	207	206	207	206	237

The attached notes are an integral part of these condensed separate interim financial information.

Notes to the Condensed Separate Interim Financial Information as at June 30, 2014 (unaudited)

Notes to the condensed separate interim financial information

1.	Manner of Preparing Financial Information

1.1.	Definitions

The Company: Bezeq The Israel Telecommunication Corporation Limited.

"Investee", the "Group", "Subsidiary”: as these terms are defined in the Company's consolidated financial statements for 2013.

1.2.	Principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) of the Securities Regulations (Periodic and Immediate Reports), 1970 ("the Regulation") and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),1970 ("the Tenth Addendum") with respect to the separate interim financial information of the corporation.  They should be read in conjunction with the separate financial information for the year ended December 31, 2013 and in conjunction with the condensed interim consolidated financial statements as at June 30, 2014 ("the Consolidated Financial Statements").

The accounting policies used in these condensed separate interim financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2013.

2.	Revenues

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2014	2013	2014	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Fixed-line telephony	841	1,013	415	503	1,971
Internet - infrastructure	677	631	345	321	1,287
Transmission and data communication	514	488	255	241	990
Other services	118	118	58	56	230
	2,150	2,250	1,073	1,121	4,478

Notes to the Condensed Separate Interim Financial Information as at June 30, 2014 (unaudited)

3.	Operating and General Expenses

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2014	2013	2014	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Maintenance of buildings and sites	108	114	53	55	233
Interconnectivity and payments to communications operators	81	115	39	58	220
Sales and marketing	87	85	45	41	186
Terminal equipment and materials	22	50	10	23	90
Services and maintenance by sub-contractors	31	32	15	16	64
Vehicle maintenance	36	39	19	19	76
Collection commissions	13	13	7	6	26
	378	448	188	218	895

4.	Contingent Liabilities

During the normal course of business, legal claims were filed against the Company or there are various pending claims (“in this section: “Legal Claims”).

In the opinion of the Company's management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 107 million, where provisions are required to cover the exposure arising from such litigation.

In the Company's opinion, the additional exposure (exceeding the foregoing provisions), as of June 30, 2014 due to legal claims filed against the Company on various matters, which are unlikely to be realized, amounts to a total of NIS 1.2 billion. Of this amount, NIS 374 million is for a claim filed against the Company and other associates without specifying the portion of the amount claimed from each of the plaintiffs. In addition, there is further exposure in the amount of NIS 254 million for claims, the success of which cannot be assessed at this stage. All the foregoing amounts are linked to the consumer price index and are before the addition of interest.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

For further information concerning contingent liabilities see Note 5 to the Consolidated Financial Statements, Contingent Claims.

Notes to the Condensed Separate Interim Financial Information as at June 30, 2014 (unaudited)

5.	Material agreements and transactions with Investees during and subsequent to the reporting period

5.1	In May 2014, Pelephone Communications Ltd. paid a cash dividend to the Company, which was announced in February 2014, in the amount of NIS 206 million.

5.2	In May 2014, Bezeq International Ltd. paid a cash dividend to the Company, which was announced in February 2014, in the amount of NIS 77 million.

5.3
On May 21, 2014, Walla! Communications Ltd. (Walla) repaid the balance of the loans it received from the Company in an amount of NIS 58 million. In addition, Walla granted a loan to the Company in the amount of NIS 434 million, bearing annual interest of 4.31%, which is repayable by September 2014.

5.4	In July 2014 the board of directors of Pelephone decided to distribute a dividend to the Company in the amount of NIS 213 million in October 2014.

5.5	In July 2014 the board of directors of Bezeq International decided to distribute a dividend to the Company in the amount of NIS 82 million in October 2014.